Exhibit 99.1

DHX Media Ltd. Announces Launch of Proposed Public Offering of Shares

Halifax, NS, July 6, 2015 – DHX Media Ltd. (“DHX” or the “Company”) (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, today announced the commencement of a marketed, underwritten public offering of 8,700,000 variable voting shares and common voting shares. The underwriters will also have a 30-day over-allotment option to purchase up to 1,305,000 additional variable voting shares and common voting shares on the same terms and conditions. The variable voting shares are listed on The NASDAQ Global Select Market (“NASDAQ”) and the Toronto Stock Exchange (the “TSX”) under the symbols “DHXM” and “DHX.A,” respectively, and the common voting shares are listed on the TSX under the symbol “DHX.B.”

Completion of the offering is subject to market conditions and approval by NASDAQ and TSX. There can be no assurance as to whether or when the offering may be completed, or as to the actual size, price or other terms of the offering. DHX intends to use the net proceeds of the offering to repay borrowings under its term credit facility and for general corporate purposes, including potential acquisitions.

The final price per share will be determined following the conclusion of the marketing process.

Piper Jaffray & Co., Canaccord Genuity Inc. and RBC Dominion Securities Inc. will act as joint bookrunners for the proposed offering.

The offering is being conducted in the United States pursuant to DHX’s effective shelf registration statement filed with the United States Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada. A preliminary prospectus supplement containing important information relating to these securities has been filed in the United States with the SEC and in Canada with the securities commissions in each of the provinces of Canada. The preliminary prospectus supplement is still subject to completion or amendment. A final prospectus supplement relating to the offering will also be filed in the United States with the SEC and in Canada with the securities commissions in each of the provinces of Canada. The preliminary prospectus supplement and the final prospectus

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

supplement will each form a part of the effective registration statement and the prospectus. When available, copies of the preliminary and final prospectus supplements relating to these securities may be obtained by visiting the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com or from: Piper Jaffray & Co., 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, (800) 747-3924, prospectus@pjc.com; or Canaccord Genuity Inc., 99 High Street, Boston, MA 02110, (617) 371-3900, prospectus@canaccordgenuity.com; or RBC Dominion Securities Inc., 4th Floor, South Tower, Royal Bank Plaza, 200 Bay St., Toronto, Ontario, (416) 842-7658, Distribution.RBCDS@rbccm.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

For more information, please contact:

Financial Media: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-7230

Investor relations: Joann Head – Manager, Investor Relations, DHX Media Ltd.

joann.head@dhxmedia.com

+1 416-977-7018

About DHX Media

DHX Media Ltd., a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multiple award-winning Degrassi franchise. The Company is owner of the Family suite of channels, operated as DHX Television. DHX Media Ltd. markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated brand-management and consumer-products business, DHX Brands. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands.

Disclaimer

This press release contains forward looking statements with respect to DHX including completion and size of the public offering, and the availability of the preliminary prospectus supplement and the final prospectus supplement. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s prospectus supplement, and in the Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis, which form part of the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX nor NASDAQ has approved or disapproved of the contents of this press release.

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